Exhibit 2.1

ConocoPhillips	ConocoPhillips (U.K.) Limited Rubislaw House Anderson Drive Aberdeen AB15 6FZ Tel: 01224 205000 Fax: 01224 205222

Endeavour Energy UK Limited Brettenham House
South Entrance, 4th Floor

Lancaster Place
London

WC2E 7EN

29 November 2012

Sale and Purchase Agreement in respect of interests in Licences Nos. P.640 and P.233 (Blocks 15/24b MacCulloch Area and Area B and 15/25a) (including interests in the MacCulloch and Nicol Fields) and Licence P.213 (Block 16/26a Area A) (including interests in the Alba Field) dated 23 December 2011 (the “SPA”)

We refer to the SPA between us, ConocoPhillips (U.K.) Limited, ConocoPhillips Petroleum Limited and ConocoPhillips (U.K.) Lambda Limited (together, the “Sellers”) and Endeavour Energy UK Limited (the "Purchaser”).

The Parties wish to amend the provisions of Clause 2.3 of the SPA to extend the MacCulloch and Nicol Backstop Date to 14th December 2012 to allow further time to obtain fulfilment of the outstanding Conditions Precedent.

1. Definitions and Interpretation

Unless stated otherwise, words and expressions used in this letter agreement shall have the same meanings as is given to those words and expressions in the SPA.

2. Amendment to Clause 2.3 of the SPA

The parties agree that with effect on and from the date hereof, Clause 2.3 of the SPA shall be amended as follows: “30th November 2012” shall be deleted and replaced with “14th December 2012”.

3. General

3.1	Notwithstanding the provisions of Clause 18.6 of the SPA, the Sellers and the Purchaser agree that this letter agreement is part of the entire understanding and whole agreement of the Parties in relation to the subject matter of the SPA and that Clause 18.6 of the SPA shall be read and interpreted accordingly.

3.2 Save as expressly amended hereby, the SPA shall remain in full force and effect.

3.3	This letter agreement may be executed in any number of counterparts and by the Parties on different counterparts but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this letter agreement but all the counterparts together shall constitute one and the same agreement.

The Parent Company acknowledges and agrees that the obligations of the Purchaser in this letter agreement constitute part of the Guaranteed Obligations (as defined in the Deed of Guarantee and Indemnity) for the purposes of the Deed of Guarantee and Indemnity and that the Deed of Guarantee and Indemnity shall be read and interpreted accordingly.

3.5 This letter agreement shall be governed by and construed in accordance with the laws of

England and each Party hereby irrevocably submits to the exclusive jurisdiction of the English Courts.

This letter agreement is executed and delivered as a deed on the date noted above

Yours faithfully,

Executed and delivered as a deed by ConocoPhillips (U.K.) Limited

/s/ Andrew Hastings
Director

/s/ Angela Fletcher
Secretary

Executed and delivered as a deed
by ConocoPhillips Petroleum Limited

/s/ Andrew Hastings
Director

/s/ Angela Fletcher
Secretary

Executed and delivered as a deed
by ConocoPhillips (U.K.) Lambda Limited

/s/ Andrew Hastings
Director

/s/ Angela Fletcher
Secretary

Registered In England & Wales No 524868. Registered Office, Portman House, 2 Portman Street.
London W1H 6DU.)

Executed and delivered as a deed

by Endeavour Energy UK Limited

/s/ Cathy Stubbs
Director

/s/ Ralph Midkiff
Witness
Ralph Midkiff
811 Main
Houston, TX 77002

Executed and delivered as a deed
by Endeavour International Corporation

/s/ William L. Transier, CEO
Authorized Officer